Filed Pursuant to Rule 433

Registration No. 333-156619

September 8, 2010

ENBRIDGE ENERGY PARTNERS, L.P.

$400,000,000 5.50% Notes due 2040

Issuer:	Enbridge Energy Partners, L.P.
Ratings*:	Moody’s: Baa2 (stable outlook) S&P: BBB (stable outlook) DBRS: BBB (stable outlook)
Note Type:	Senior Unsecured Notes
Principal Amount:	$400,000,000
Pricing Date:	September 8, 2010
Settlement Date:	September 13, 2010 (T+3)
Maturity Date:	September 15, 2040
Benchmark Treasury:	UST 4.375% due May 15, 2040
Benchmark Yield:	3.726%
Spread to Benchmark Treasury:	180 basis points
Yield to Maturity:	5.526%
Coupon:	5.500%
Public Offering Price:	99.621%
Optional Redemption:	Except as otherwise described below, the notes will be redeemable, at the option of Enbridge Energy Partners, L.P., at any time in whole, or from time to time in part, at a price equal to the greater of:
(i) 100% of the principal amount of the notes to be redeemed; and
(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement) plus 30 basis points; plus accrued interest to the date of redemption.
However, if the notes are redeemed on or after the date that is six months prior to the maturity date of the notes, the notes may be redeemed at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed.
Interest Payment Period:	Semi-Annually
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2011
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	29250R AT3
ISIN:	US29250RAT32
Joint Book-Running Managers:	RBS Securities Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. RBC Capital Markets Corporation
Co-Managers:	Banc of America Securities LLC BNP Paribas Securities Corporation CIBC World Markets Corporation J.P. Morgan Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBS Securities Inc. toll free at 866-884-2071, Deutsche Bank Securities Inc. toll free at 800-503-4611, HSBC Securities (USA) Inc. toll free at 866-811-8049, or RBC Capital Markets Corporation toll free at 866-375-6829.